UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RF Acquisition Corp.

(Name of Issuer)

Share of Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

74954L104

(CUSIP Number)

NICHOLAS SABATINI, CFO & CCO; 1555 POST ROAD EAST, SUITE 202, WESTPORT, CT 06880; (203) 341-0702

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Yakira Capital Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 265,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 265,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.70%
12.	TYPE OF REPORTING PERSON (see instructions) IA

1.	NAMES OF REPORTING PERSONS Yakira Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 25,931
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 25,931
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,931
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.56%
12.	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAMES OF REPORTING PERSONS Yakira Enhanced Offshore Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,789
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,789
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,789
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.04%
12.	TYPE OF REPORTING PERSON (see instructions) FI

1.	NAMES OF REPORTING PERSONS MAP 136 Segregated Portfolio
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 237,280
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 237,280
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 237,280
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.10%
12.	TYPE OF REPORTING PERSON (see instructions) FI

1.	NAMES OF REPORTING PERSONS YP Management, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 25,931
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 25,931
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,931
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.56%
12.	TYPE OF REPORTING PERSON (see instructions) HC

1.	NAMES OF REPORTING PERSONS Bruce M. Kallins
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 265,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 265,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.70%
12.	TYPE OF REPORTING PERSON (see instructions) IN/HC

Item 1.

(a)	Name of Issuer

RF Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices

111 Somerset, #05-06, Singapore 238164

Item 2.

(a)	Name of Person Filing

This Statement (the “Statement”) is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Yakira Capital Management, Inc. (the “Investment Manager”)
ii)	Yakira Partners, L.P. (the “Domestic Fund”)
iii)	Yakira Enhanced Offshore Fund Ltd. (the “Offshore Fund”)
iv)	MAP 136 Segregated Portfolio (“MAP 136” and, collectively with the Domestic Fund and the Offshore Fund, the “Funds”)
v)	YP Management, L.L.C. (the “General Partner”)
vi)	Bruce M. Kallins

(b)	Address of the Principal Office or, if none, residence

1555 Post Road East, Suite 202, Westport, CT 06880

(c)	Citizenship

Yakira Capital Management, Inc. and Yakira Partners L.P. are Delaware entities.

Yakira Enhanced Offshore Fund Ltd. and MAP 136 Segregated Portfolio are Cayman Island entities.

YP Management, L.L.C. is a New York entity.

Bruce M. Kallins is a U.S. Citizen.

(d)	Title of Class of Securities

Share of Class A common stock, par value $0.0001 per share (“Class A Common Stock”)

(e)	CUSIP Number

74954L104

Item 3.	Filing pursuant to §240.13d-1(b)

If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.D. 78o):
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☒ An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The ownership percentage is based on the Issuer’s issued and outstanding shares of Class A Common Stock as disclosed in the Issuer’s Periodic Report on the Form 8-K filed on September 24, 2024.

The Funds are private investment vehicles. The Investment Manager is the investment manager to the Funds, and also manages accounts on a discretionary basis (the “Accounts”). The Funds and the Accounts directly own shares of Class A Common Stock reported in this Statement. Mr. Kallins may be deemed to control the Investment Manager. The Investment Manager and Mr. Kallins may be deemed to beneficially own shares of Class A Common Stock owned directly by the Funds and the Accounts and have voting and disposition power over the shares of Class A Common Stock. The General Partner is the general partner of the Domestic Fund and thus may be deemed to beneficially own the shares of Class A Common Stock owned directly by the Domestic Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2024
Date

YAKIRA CAPITAL MANAGEMENT, INC YAKIRA PARTNERS, L.P. YAKIRA ENHANCED OFFSHORE FUND LTD. MAP 136 SEGREGATED PORTFOLIO YP MANAGEMENT, L.L.C.

/s/ Bruce M. Kallins
By Bruce M. Kallins, for himself; as controlling shareholder of the Investment Manager (for itself and each of the Funds); and as the managing member of the General Partner